FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Grundhofer, John A.	2. Issuer Name and Ticker or Trading Symbol U.S. Bancorp (USB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) U.S. Bancorp 800 Nicollet Mall	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 31, 2002
(Street) Minneapolis, MN 55402		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Restricted Stock Units	1-for-1						(1)	(1)	Common Stock	2,500		2,500	D
Employee Stock Option (Right to Buy)	$27.87	1/07/02		G		48,169	(2)	1/19/04	Common Stock	128,928		80,759	D
Non-Employee Director Stock Option (Right to Buy)	$21.64							12/17/12	Common Stock	7,200		7,200	D
Employee Stock Option (Right to Buy)	$23.34							2/27/11	Common Stock	2,400,000		2,400,000	D
Employee Stock Option (Right to Buy)	$27.22							12/19/06	Common Stock	336,600		336,600	D
Employee Stock Option (Right to Buy)	$29.10							8/01/07	Common Stock	168,536		168,536	D
Employee Stock Option (Right to Buy)	$29.35							4/20/09	Common Stock	1,922,800		1,922,800	D
Employee Stock Option (Right to Buy)	$33.99							12/19/06	Common Stock	315,401		315,401	D
Employee Stock Option (Right to Buy)	$33.99							1/19/04	Common Stock	26,364		26,364	D
Employee Stock Option (Right to Buy)	$33.99							12/19/06	Common Stock	321,854		321,854	D
Employee Stock Option (Right to Buy)	$27.87							1/19/04	Common Stock	54,386		54,386	D
Employee Stock Option (Right to Buy)	$27.87							1/19/04	Common Stock	107,869		107,869	D
Employee Stock Option (Right to Buy)	$27.87							1/19/04	Common Stock	134,984		134,984	D
Employee Stock Option (Right to Buy)	$27.87							1/19/03	Common Stock	85,642		85,642	D
Employee Stock Option (Right to Buy)	$22.90							8/01/07	Common Stock	379,500		379,500	D

Explanation of Responses:

(1) The restricted stock units vest in four equal annual installments beginning on December 17, 2003. Vested units are payable in common stock when the reporting person retires in accordance with the Company's director retirement policy.
(2) 100% Exercisable.

By: /s/ Lee R. Mitau For John F. Grundhofer **Signature of Reporting Person	2/12/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

 This statement confirms that I have authorized and designated
Lee R. Mitau, Laura F. Bednarski and Tracy J. Knewtson, and each of them, as my attorney-in-fact to execute and file on my behalf all Forms
3, 4 and 5 (including any amendments) that I may be required to file with the Securities and Exchange Commission as a result of my ownership of or transactions in securities of U.S. Bancorp.  Their authority under Statement shall continue until I am no longer required to file
Forms 4 and 5 with regard to my ownership of or transactions in securities of U.S. Bancorp, unless I revoke it earlier writing.  I acknowledge that they are not assuming any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated:  8-29-02

    /s/John F. Grundhofer
    Signature

    John F. Grundhofer
    Printed Name